UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of and for the Years Ended
December 31, 2002 and 2001, Supplemental Schedules
Year Ended December 31, 2002, and
Independent Auditors’ Report

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedules:

Schedule G, Part III Schedule of Non-Exempt Transactions Year Ended December 31, 2002

Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) December 31, 2002

Independent Auditors’ Consent

INDEPENDENT AUDITORS’ REPORT

To the Advisory Committee

Fossil, Inc. Savings and Retirement Plan

Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of non-exempt transactions for the year ended December 31, 2002, and of assets (held at end of year) at December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 26, 2003

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
ASSETS

Investments, at Fair Value:
Mutual Funds	$5,436,563	$5,917,876
Fossil, Inc. Common Stock	1,473,470	977,316
Common/Collective Trusts	1,972,004	831,832
Participant Loans	152,488	152,525
Total Investments	9,034,525	7,879,549

Cash	21,909	8,997
Receivable Due from Fossil Partners, L.P.	—	1,556

TOTAL ASSETS	9,056,434	7,890,102

LIABILITY

Payable Due to Fossil Partners, L.P.	16,491	—

NET ASSETS AVAILABLE FOR BENEFITS	$9,039,943	$7,890,102

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net Assets Available for Benefits, Beginning of Year	$7,890,102	$6,657,789

Investment Income:
Net (Depreciation) Appreciation in Fair Value of Investments	(1,081,195)	(284,370)
Interest and Dividends	148,975	196,436
Total Investment Income (Loss)	(932,220)	(87,934)

Contributions:
Employer	530,832	436,215
Employee	1,760,639	1,334,903
Rollovers	260,866	70,622
Total Contributions	2,552,337	1,841,740

Total Additions	1,620,117	1,753,806

Deductions:
Benefits Paid	470,276	521,493

Net Increase in Net Assets Available for Benefits	1,149,841	1,232,313

Net Assets Available for Benefits, End of Year	$9,039,943	$7,890,102

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:   The Plan is a defined contribution plan covering eligible employees of eligible United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L. P. (the “Plan Administrator”), a Fossil, Inc. (“Fossil” or the “Employer”) affiliate. The Plan’s investments are held by Merrill Lynch Trust Company (the “Custodian”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code.  Employees are eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1000 hours of service in a 12 month period beginning on date of hire and anniversaries thereof). The maximum salary deferral contribution per year is the lesser of 15% of gross pay for the year, or, according to the Code, $11,000 for 2002 and $10,500 for 2001. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal which is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution at the rate of 50% of the first 3% of the participant’s salary deferral contribution, and at the rate of 25% on the next 3% thereof.  Fossil may also make additional profit sharing contributions at the discretion of the Plan’s Administrator. No such additional discretionary contributions were made for 2002 or 2001. Vesting in salary deferral contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1000 hours of service.  Forfeitures of non-vested employer matching contributions are to be used to reduce employer matching contributions in the year following the year of forfeiture.

Participants can elect to have their contributions invested in any of several investment options.  These options include various mutual funds (some of which are sponsored by the Custodian), an investment contract and Fossil Common Stock.  The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis.

Participant Loans:   Loans are available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over no more than 5 years, unless used to acquire the participant’s principal residence.  Loans must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participants vested account balance.  The Plan Administrator exercises sole discretion over making loans to participants.  Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment.  Prior to the age of 59½, a participant, while still employed, may make a withdrawal from any of his vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.  Subsequent to age 59½, the participant may withdraw all or any portion of his vested accounts at any time.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in either the form of an annuity or a lump sum cash distribution.

Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate).  An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains 59½, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code.  Taxation (and withholding) may be postponed by transferring the distributable amounts to an individual retirement account or to another qualified plan within 60 days.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of plan termination, participants will become 100% vested in their entire account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan, sponsored by Fossil, are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31, except for an investment contract which is valued at contract value (Note 3).  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

Payment of Benefits:   Benefits are recorded when paid. There are no amounts allocated to withdrawing participants included within plan assets as of December 31, 2002 and 2001.

NOTE 3 – PLAN INVESTMENTS

The Merrill Lynch Retirement Preservation Trust is a general account issued by the Custodian.  The Custodian maintains the contributions in a pooled account.  The account is credited with earnings on the underlying investment (principally investment grade fixed income securities) and charged for participant withdrawals and administrative expenses by Merrill Lynch.  The investment is included in the financial statements at contract value, which approximates fair value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield on the guaranteed interest account was 5.89% and 6.5% for the years ended December 31, 2002 and 2001, respectively.  Crediting interest rates are based on current market rates and are determined quarterly.  The crediting interest rate was 4.95% and 5.39% at December 31, 2002 and 2001, respectively.  There is no floor to the crediting interest rate.

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2002	December 31, 2001

Oppenheimer Quest Balance Value Class A	$2,070,702	$2,516,593
Fidelity Advisor Equity Portfolio Growth Fund Class A	1,662,968	2,227,279
Fossil, Inc. Common Stock	1,473,470	977,316
Merrill Lynch Retirement Preservation Trust	1,972,004	831,832
Blackrock Managed Income Portfolio Class A	575,286	451,833

The following table details the net (depreciation) appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2002	Year Ended December 31, 2001

Mutual Funds	$(1,522,938)	$(552,864)
Fossil, Inc. Common Stock	441,743	268,494
Net (Depreciation) Appreciation in Fair Value of Investme1nts	$(1,081,195)	$(284,370)

NOTE 4 – INCOME TAX STATUS

The Employer has adopted a prototype plan document, on which the Internal Revenue Service issued a determination letter dated June 29, 1993, stating that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 501(a).  Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 – NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan Sponsor did not remit certain participants’ contributions to the Custodian on a timely basis (as required by the Department of Labor Reg. 2510.3-102), as disclosed in the attached Supplemental Schedule of Non-Exempt Transactions. The Plan Sponsor intends to file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transactions.

NOTE 6 – SUBSEQUENT EVENT

Effective April 15, 2003, the Plan transferred trustee and custodian responsibilities to Wachovia Bank, N.A. (“Wachovia”), and all investments were subsequently transferred to Wachovia.  Based upon participants’ directions at the time of conversion, the assets were transferred to similar investment options, including mutual funds and a common collective trust (some of which are sponsored by Wachovia) and Fossil Inc. Common Stock.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE G, PART III

SCHEDULE OF NON-EXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to plan, employer or other party in interest	Description of Transaction			Purchase Price	Selling Price	Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset	Net Gain or (Loss)
* Fossil, Inc.	Plan Sponsor	Due to administrative issues, employee contributions were withheld and remitted by the plan sponsor on the following dates:

		Amt	Withheld	Funded
		$157	4/27/01	1/4/02
		11	5/10/01	1/4/02
		6,676	2/1/02	5/17/02
		1,045	5/1/02	10/29/02
		1,333	5/8/02	7/26/02
		1,608	5/22/02	7/26/02
		1,276	6/5/02	7/26/02
		1,583	6/19/02	7/26/02
		1,703	7/31/02	10/29/02
		1,497	8/14/02	10/29/02
		1,639	8/28/02	10/29/02
		1,617	9/11/02	10/29/02
		1,810	9/25/02	10/29/02							$147

* Party in-interest.

See independent auditors’ report.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	Blackrock	Managed Income Portfolio Class A	$575,286
	John Hancock	Technology Fund Class A	41,555
	Mainstay	High Yield Corporate Bond Fund	55,704
	Alliance	Growth and Income Fund	115,152
	Alliance	Utility Income Fund Class A	11,566
*	Merrill Lynch	Basic Value Fund Class D	65,015
	Oppenheimer	Quest Balance Value Class A	2,070,702
	AIM	Small Cap Growth Fund Class A	308,731
	Alger	Capital Appreciation Retirement Portfolio	18,857
	Alliance	Premier Growth Fund Class A	111,928
	Fidelity	Advisor Series VII Overseas	74,401
	Fidelity	Advisor Equity Portfolio Growth Fund Class A	1,662,968
	MFS	Capital Opportunities Fund Class A	52,000
*	Merrill Lynch	Eurofund Class D	40,105
*	Merrill Lynch	Pacific Fund Class D	6,153
*	Merrill Lynch	S&P 500 Index Fund Class A	156,405
	ING	Worldwide Growth Fund Class A	48,602
	Templeton	Developing Markets Class A	21,433

	Common Stock:
*	Fossil, Inc.	Common Stock	1,473,470

	Common/Collective Trusts:
*	Merrill Lynch	Retirement Preservation Trust (D)	1,972,004

		Loans to participants with interest rates ranging from 4.25% to 9.5%, and maturities from February 2003 through November 2007	152,488

	Total Investments		$9,034,525

* Party in-interest.

See independent auditor’s report.

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8, Registration Statement No. 33-77526 on Form S-8 and the Post-Effective Amendment No. 1 thereto and Registration Statement No. 333-70477 on Form S-8 of our report dated June 26, 2003, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 30, 2003

SIGNATURES

The Plan.  Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 30, 2003.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/s/ Randy S. Kercho
Randy S. Kercho, Member of the Advisory Committee

Exhibit Index

Exhibit Number	Document Description

23(b)	Consent of Deloitte & Touche (as contained on page 11)